EXHIBIT 12

DEAN FOODS COMPANY

COMPUTATION OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges for the Years Ended December 31, 2008, 2007, 2006, 2005 and 2004

	Year Ended December 31
	2008	2007	2006	2005	2004
Income from continuing operations before income taxes	$299,677	$214,469	$455,713	$420,548	$344,679
Fixed charges:
Interest expense	308,080	333,202	194,547	160,230	159,175
Portion of rentals (33%)	49,107	44,546	44,099	42,990	39,891
Capitalized interest	2,803	2,012	3,374	3,839	3,280

Total fixed charges	359,990	379,760	242,020	207,059	202,346

Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$656,864	$592,217	$694,359	$623,768	$543,745

Ratio of earnings to fixed charges	1.82	1.56	2.87	3.01	2.69